UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 333-231839

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

As previously disclosed, on January 18, 2022 (the “Execution Date”), China SXT Pharmaceuticals, Inc., a British Virgin Islands corporation (the “Company”) entered into a certain underwritten agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (“Aegis”) for an offering of ordinary shares of the Company and pre-funded warrants. Such offering was closed on January 20, 2022 (the “Closing Date”). Pursuant to the Underwriting Agreement, the Company agreed, among other matters, that (i) in accordance with Section 4.18 thereof, the Company granted Aegis a right of first refusal to act as sole book-runner, sole manager, sole placement agent or sole agent for a period of twelve (12) months from the Closing Date, subject to any efforts to finance or refinance any debt or indebtedness or to raise funds by means of a public offering (including at-the-market facility) or a private placement or any other capital raising financing of equity, equity-linked or debt securities, and (ii) in accordance with Section 4.19 thereof, the Company are prohibited (a) from offering, issuing, selling, or entering into any agreement to offer, issue or sell any ordinary shares of the Company, par value $0.004 per share (the “Ordinary Shares”) or Ordinary Share Equivalents (as defined in the Underwriting Agreement), or to announce the offer, issuance or sale of such offers or proposed offers ninety (90) days following the Execution Date and (b) from effecting or entering into any Variable Rate Transaction Equivalents (as defined in the Underwriting Agreement) for ninety (90) days following the Closing Date.

On March 14, 2022, the Company entered into a securities purchase agreement to issue a convertible promissory note in the original principal amount of $2,804,848.00 to Streeterville Capital, LLC, a Utah limited liability company (the “Streeterville Transaction”).

On March 16, Aegis sent a letter notifying the Company that the Company’s entry into the Streeterville Transaction constituted a breach of Section 4.18 and Section 4.19 of the Underwriting Agreement (the “Breach”).

After friendly negotiation with Aegis, on March 21, the Company and Aegis entered into a certain waiver and release agreement (the “Waiver and Release”) in connection with the Breach pursuant to which the Company agreed to pay Aegis a fee in connection with the Breach on or before March 23, 2022, and Aegis agreed to waive and release the Company from any claims and liabilities relating to the Streeterville Transaction. Furthermore, the Company and Aegis agreed to strike Sections 4.18 and 4.19 from the Underwriting Agreement in their entirety and to release the Company from any further obligations under Section 4.18 and Section 4.19. The payment was made on March 22, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 24, 2022

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Chief Executive Officer